EXHIBIT III

VOTE BY INTERNET – www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

CAPITAL PRODUCT PARTNERS L.P. C/O CAPITAL SHIP MANAGEMENT CORP. 3, IASSONOS ST. 18537 PIRAEUS, GREECE
ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE – 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M77492-P55236 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
CAPITAL PRODUCT PARTNERS L.P.

The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain

1.
Proposal to approve the Fourth Amendment to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. to revise the target distributions to holders of Incentive Distribution Rights.
	☐	☐	☐

2.
Proposal to approve an amendment and restatement of Capital Product Partners L.P. 2008 Omnibus Incentive Compensation Plan amended July 22, 2010 to increase the maximum number of restricted units authorized for issuance thereunder from 800,000 to 1,650,000.
	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

_____________________________________ / ___________	_____________________________________ / ___________
Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M77493-P55236
CAPITAL PRODUCT PARTNERS L.P. 2014 Annual General Meeting of Limited Partners August 21, 2014 11:30 AM This proxy is solicited by the Board of Directors
The undersigned being a limited partner of Capital Product Partners L.P. (the “Company”) HEREBY APPOINTS the Secretary of the Board of Directors, Mr. Evangelos G. Bairactaris, or, if Mr. Bairactaris is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Units of the Company that the undersigned would be entitled to vote if personally present at the 2014 Annual General Meeting of Limited Partners of the Company, to be held at 3, Iassonos Street, 18537 Piraeus, Greece on August 21, 2014 at 11:30 AM and at any adjournment or postponement thereof, and, in their discretion, on all other matters that may properly come before such meeting, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE LIMITED PARTNERSHIP AGREEMENT IN ITEM 1 AND A VOTE "FOR" THE PROPOSED AMENDMENT AND RESTATEMENT TO THE OMNIBUS INCENTIVE COMPENSATION PLAN IN ITEM 2. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTIONS ARE GIVEN AS TO ANY ITEMS SET FORTH HEREIN, THE PROXY WILL BE VOTED "FOR" THE AMENDMENT TO THE LIMITED PARTNERSHIP AGREEMENT IN ITEM 1 AND THE AMENDMENT AND RESTATEMENT TO THE OMNIBUS INCENTIVE COMPENSATION PLAN IN ITEM 2. YOUR VOTE IS VERY IMPORTANT - PLEASE VOTE TODAY.

Address Changes/Comments: _________________________________________________________________________________
____________________________________________________________________________________________________________
____________________________________________________________________________________________________________
(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side